SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,428.25 Form or Registration No.: Schedule TO Filing Party: Ireland Acquisition Corporation and Sprint Nextel Corporation Date Filed: October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint Nextel, as amended by Amendment No. 1 filed with the SEC by the Offeror and Sprint Nextel on November 13, 2009, Amendment No. 2 filed with the SEC by the Offeror and Sprint Nextel on November 17, 2009 and Amendment No. 3 filed with the SEC by the Offeror and Sprint Nextel on November 18, 2009 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Sprint Nextel.
     The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 11.  Additional Information.
     The information set forth in Item 11 of the Schedule TO and in the sections entitled “15. Conditions of the Offer” and “16. Certain Legal Matters and Regulatory Approvals — FCC Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of existing subsections (a)(2) and (a)(3) of Item 11 of the Schedule TO and at the end of each of such sections of the Offer to Purchase:
     “On November 24, 2009, the Federal Communications Commission (the “FCC”) approved the transfer of the spectrum license held by a subsidiary of the Company. Accordingly, the condition to the Offeror’s obligation to accept for payment and pay for the Shares pursuant to the Offer that FCC approval shall have been obtained has been satisfied.
     The press release announcing the receipt of approval from the FCC and the Public Service Commission of West Virginia is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.”
     The information set forth in Item 11 of the Schedule TO and in the sections entitled “15. Conditions of the Offer” and “16. Certain Legal Matters and Regulatory Approvals — West Virginia Public Service Commission Approval” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of existing subsections (a)(2) and (a)(3) of Item 11 of the Schedule TO and at the end of each of such sections of the Offer to Purchase:
     “On November 23, 2009, the Public Service Commission of West Virginia granted the joint petition of Sprint Nextel and the Company for the prior consent and approval of the acquisition and ownership of the Company by Sprint Nextel. Accordingly, as no other state public service commission approvals (“PSC Approvals”) are required as a result of the transactions contemplated by the Merger Agreement, the condition to the Offeror’s obligation to accept for payment and pay for the Shares pursuant to the Offer that all PSC Approvals shall have been obtained has been satisfied.
     The press release announcing the receipt of approval from the FCC and the Public Service Commission of West Virginia is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.”
Item 12.  Exhibits.
     Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)	Press release, dated November 25, 2009.

EXHIBIT INDEX

(a)(1)(J)	Press release, dated November 25, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel and Corporate Secretary

IRELAND ACQUISITION CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Date: November 25, 2009

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